Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto executed by each of them) with respect to the common stock, par value of $0.001 per share, of Arrowhead Pharmaceuticals, Inc., a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing.

Each of the undersigned is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement on February 14, 2025.

Sarepta Therapeutics, Inc.

By:	/s/ Ian Estepan
Name: Ian Estepan
Title: Executive Vice President and Chief Financial Officer

Sarepta Therapeutics Investments, Inc.

By:	/s/ Joe Bratica
Name: Joe Bratica
Title: President

DOCPROPERTY DOCXDOCID DMS=IManage Format=<<NUM>>_<<VER>> \* MERGEFORMAT 150442729_2